Contact

www.linkedin.com/in/jonahwolf (LinkedIn)

Top Skills

Leadership
Strategic Thinking
Communication

Jonah Wolf

Co-Founder @ Noad
Denver, Colorado, United States

Experience

Noad
Co-Founder
January 2023 - Present (9 months)
Denver, Colorado, United States

A home exchange membership for remote workers and digital nomads. The "ClassPass" for travel where members unlock worldwide travel for $0/night.

Connect
Head of Operations
October 2021 - January 2023 (1 year 4 months)

Reimagining business networking through curated, intimate gatherings of top entrepreneurs and brand builders aboard luxury sailing yachts.

Wanaka Tiny House Factory
Co-Founder
October 2020 - March 2022 (1 year 6 months)
Wanaka, Otago, New Zealand

Co-founded the Wanaka Tiny House Factory, designing & building luxury tiny houses in Wanaka, New Zealand.
- Formed a strategic partnership with Shaye's Tiny Homes, the largest tiny home builder in NZ, for an exclusive license to build Shaye's popular designs in the South Island.
- Company expanded into a second factory location in Nelson, NZ. Successful exit March 2022.

ARCO/Murray Design Build
4 years 6 months

Director Of Business Development
July 2017 - October 2019 (2 years 4 months)
Denver, Colorado

Led company expansion into a new market, opening a new ARCO office in Denver, CO.
- Developed the Denver go-to-market strategy including all business development, networking, lead generation, and sales efforts.

- Direct sales efforts totaling $56M+ of multifamily, hospitality, and industrial new construction.
- Accomplished business growth from 2 to 12 employees within 18 months, including the office collectively managing $51M of construction in its first full year.

Project Manager

May 2015 - November 2017 (2 years 7 months)

Dallas, Texas

Lead project manager responsible for the design-build delivery of ground up commercial construction in Texas, Oregon, and Colorado on projects sized $4M - $42M.
- Drove each project from concept to completion.
- Managed pre-construction, cost estimating, design management, permitting, procurement, project scheduling, subcontractor buyout, construction execution, and turn over.

Education

The University of Texas at Austin

Bachelor of Science (B.S.), Architectural Engineering · (2012 - 2016)

Royal Yachting Association

RYA Yachtmaster Coastal Certificate, Sailing · (2019)

George Washington High School

International Baccalaureate Diploma · (2008 - 2012)